Mail Stop 3561

July 24, 2007

Gameznflix, Inc.
Arthur De Joya-Chief Financial Officer
1535 Blackjack Road
Franklin, Kentucky 42134

> **Re:** **Gameznflix, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed March, 29, 2007**
> **File No. 000-29113**

Dear Mr. De Joya:

We have reviewed your response letter dated July 10, 2007 and have the following additional comment. Where indicated, we think you should revise your financial statements in response to this comment. If you disagree, we will consider your explanation as to why our comment is not applicable or a revision is unnecessary. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8- Financial Statements

Revenue Recognition

We note your response to our prior comment 6. However, it is not clear why you would recognize subscription refunds as a reduction in revenues as revenue should not have been previously recognized if it was not earned. Additionally, it does not appear that you would refund earned subscription revenues. As such, please provide us with a detailed analysis of how your accounting methodology is consistent with the revenue recognition criteria set forth in SAB 104.

Note 2- Note Receivable

We note your response to our prior comment 7 and believe you should disclose the status of the note receivable in future filings with information similar to what you provided to us in your response.

Note 7- Convertible Debenture

We note your response to our prior comment 8. However, based on Section 3.5 of the debenture agreement with Golden Gate Investors, Inc. ("GGI"), it appears that if the holder of the debenture elects to covert subsequent to a significant reduction in the price of your stock you will either have to increase the number of authorized shares, to allow for conversion while ensuring that the holder remains under the 9.99% beneficial ownership limit, or provide payment, in the form of cash, for amounts still owned subsequent to conversion of the note. As such, we disagree with your conclusions. Please advise or revise.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3816 if you have any other questions.

Regards,

Joseph A. Foti
Senior Assistant Chief Accountant